December 28, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 21, 2015, regarding
Golden Queen Mining Co. Ltd.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Response dated December 11, 2015
File No. 000-21777

Dear Ms. Jenkins:

This letter responds to the staff’s comments addressed to Golden Queen Mining Co. Ltd. (the “Company” or “GQM Ltd.”) set forth in the December 21, 2015, letter regarding the above-referenced Form 10-K. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

We have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 10-K for the Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Ability to Continue as a Going Concern

Staff Comment No. 1.

We note your response to our prior comment 3 indicates that you do not believe Rule 4-08(e) of Regulation S-X is applicable because there is “no presumption that the Company would have access to the net assets because it is a VIE.” Please note that the disclosure required by Rule 4-08(e) is based on the existence of restricted net assets of subsidiaries; “presumption” of access to the net assets is not a determinative factor under Rule 4-08(e). Please also note that within the context of Rule 4-8(e), SAB Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I), the term “subsidiaries” is not limited by the legal form of the consolidated entity or whether consolidation results from ownership of a majority voting interest or primary beneficiary of a variable interest entity; within the context of Rule 4-08(e), the term “subsidiaries” includes consolidated variable interest entities. Because it appears that your parent company and intermediate holding companies are restricted from accessing the net assets of GQM LLC, please expand your disclosure in future filings to further describe the nature and significant terms of these restrictions, and provide us your proposed disclosure as part of your response.

Tia L. Jenkins

December 28, 2015

Golden Queen Mining Co. Ltd.’s Response:

The Company has reviewed Rule 4-08(e) of Regulation S-X and also spoken with Mr. James Giugliano to clarify the “third party” concept within the regulation. Following this discussion, we are in agreement that while the regulation does not explicitly describe the Company’s situation, the overall concept of restricted net assets would be applicable. The Company is restricted from accessing the net assets of GQM LLC by the Board of Managers of GQM LLC, which is not controlled by the Company. The Board of Managers determine if any distributions will be made to the Company and there is no guarantee that any distributions will be made to the Company. Going forward the Company will include the following disclosure:

“The Company’s access to the net assets of GQM LLC is determined by the Board of Managers of GQM LLC. The Board of Managers is not controlled by the Company and therefore there is no guarantee that any access to the net assets of GQM LLC would be provided to the Company in order for the Company to continue as a going concern. The Board of Managers of GQM LLC determine when and if distributions from GQM LLC are made to the holders of its membership units at their sole discretion.”

Staff Comment No. 2.

You state in your response to our prior comment 4 that there is sufficient footnote disclosure to make the parent entity’s financial information readily available. Please identify the specific footnote disclosure that provides equivalent or substantially equivalent disclosure as that which is required by SAB Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I), or confirm that you will include the audited disclosure required by these items in your next annual filing.

Golden Queen Mining Co. Ltd.’s Response:

The Company confirms that it will include the audited disclosure of the parent company, GQM Ltd., as outlined in Rule 12-04 of Regulation S-X, as referred to in Rule 5-04 of Regulation S-X, in our next annual filing. The disclosure will include condensed financial information as to the financial position, cash flows and results of operations of GQM Ltd. within the footnotes of the consolidated financial statements for the year ended December 31, 2015 of the Company.

Golden Queen Mining Co. Ltd. hereby acknowledges that:

•	Golden Queen Mining Co. Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing.

Tia L. Jenkins

December 28, 2015

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Golden Queen Mining Co. Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (617) 784-2127, or Kenneth G. Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,
Golden Queen Mining Co. Ltd.

Thomas C. Clay
Interim Chief Executive Officer

cc:	Kenneth G. Sam, Dorsey & Whitney LLP